EXHIBIT 12.1
ABITIBIBOWATER INC.
Computation of Ratio of Earnings to Fixed Charges
(In millions of dollars)
(Unaudited)

	Predecessor
	Years Ended December 31,
	2010		2009	2008	2007	2006

Earnings (loss):

Earnings (loss) before income taxes and cumulative effect of accounting changes (a)	$1,169		$(1,682)	$(2,299)	$(649)	$(111)

Add: Fixed charges from below	489		606	727	266	203
Less: Capitalized interest	–		(1)	–	(1)	(4)

	$1,658		$(1,077)	$(1,572)	$(384)	$88

Fixed Charges:

Interest expense, net of interest capitalized	$469		$540	$594	$248	$200
Capitalized interest	–		1	–	1	4
Estimate of interest within rental expense	6		8	10	9	3
Amortized premium and discounts related to indebtedness	14		57	123	8	(4)

	$489		$606	$727	$266	$203

Ratio of Earnings to Fixed Charges	3.4	x	(b )	(b )	(b )	(b )

(a)	For the year ended December 31, 2008, loss before income taxes and cumulative effect of accounting changes included an extraordinary loss on expropriation of assets of $256 million.

(b)	For the years ended December 31, 2009, 2008, 2007 and 2006, earnings were inadequate to cover fixed charges, resulting in a deficiency of $1,683 million, $2,299 million, $650 million and $115 million, respectively.